Free Writing Prospectus
Filed pursuant to Rule 433
Supplementing the
Preliminary Prospectus Supplement, dated August 3, 2020
Registration No. 333-237791

August 6, 2020

$65,000,000

5.25% Fixed to Floating Rate Subordinated Notes due 2030

Term Sheet

Issuer:	BayCom Corp (the “Company” or the “Issuer”)

Security:	5.25% Fixed to Floating Rate Subordinated Notes due 2030 (the “Notes”)

Aggregate Principal Amount:	$65,000,000.00

Ratings:

BBB by Egan Jones Ratings Company

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	August 6, 2020

Settlement Date:	August 10, 2020 (T + 2)

Final Maturity Date (if not previously redeemed):	September 15, 2030

Annual Coupon:

5.25% per annum, from and including the Settlement Date, to but excluding September 15, 2025 or the earlier redemption date, payable semi-annually in arrears.

From and including September 15, 2025 to, but excluding the maturity date or earlier redemption date, a floating per annum rate expected to be equal to the then current three-month SOFR (as defined in the prospectus supplement under “Description of the Subordinated Notes — Interest”) plus 521 basis points, provided, however, that in the event three-month SOFR is less than zero, three-month SOFR shall be deemed to be zero, plus 521 basis points, payable quarterly in arrears.

Interest Payment Dates:	Interest on the Notes will be payable on March 15 and September 15 of each year through, but not including, September 15, 2025 or the earlier redemption date, and quarterly thereafter on March 15, June 15, September 15, and December 15 of each year to, but excluding, the maturity date or earlier redemption date. The first interest payment will be made on September 15, 2020.

Record Dates:	The 15th calendar day immediately preceding the applicable interest payment date

Day Count Convention:	30/360 to, but excluding, September 15, 2025 and thereafter a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of September 15, 2025 and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the capital adequacy rules of the Federal Reserve, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption.

Special Redemption:	The Company may redeem the Notes, in whole but not in part, at any time, including prior to September 15, 2025, subject to obtaining the prior approval of the Federal Reserve to the extent such approval is then required under the rules of the Federal Reserve, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that could preclude the Notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest to, but excluding, the redemption date. For more information, see “Description of Subordinated Notes – Redemption” in the preliminary prospectus supplement.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples in excess thereof.

Use of Proceeds:	We intend to use the proceeds of the offering to repay a $6.0 million term loan which bears interest at 4.0% and is due October 30, 2020 and the remainder for general corporate purposes, which may include providing capital to support our growth organically or through strategic acquisitions, repayment or redemption of outstanding indebtedness, the payment of dividends, financing investments and capital expenditures, repurchasing shares of our common stock, and for investments in United Business Bank as regulatory capital.

Issue Price to Investors:	100.00% of Aggregate Principal Amount

Underwriters’ Discount:	1.79% of principal amount

Proceeds to Issuer (after underwriters’ discount, but before expenses):	$63,837,200

Ranking:	The Notes will be unsecured, subordinated obligations of the Company and:

• will rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future Senior Indebtedness (as defined in the indenture pursuant to which the Notes will be issued and described under “Description of the Subordinated Notes” in the preliminary prospectus supplement);

• will rank junior in right of payment and upon our liquidation to any of our existing and all of our future general creditors;

	•	will rank equal in right of payment and upon the Company’s liquidation with any of the Company’s existing and all of its future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes;

	•	will rank senior in right of payment and upon our liquidation to any of our indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to indebtedness of the types that include the Notes including our existing $8.3 million aggregate principal amount of junior subordinated debentures issued to our capital trust subsidiaries; and

	•	will be effectively subordinated to any of our existing and all of our future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of our subsidiaries, including, without limitation, the Bank’s depositors, liabilities to general and trade creditors and liabilities arising in the ordinary course of business or otherwise. As of March 31, 2020, on a consolidated basis, our liabilities totaled approximately $1.9 billion, which includes approximately $1.8 billion of deposit liabilities, approximately $108.3 million of other borrowings (which include, approximately $100.0 million of Federal Home Loan Bank advances, and approximately $8.3 million of trust preferred securities and accompanying junior subordinated deferrable interest debentures) and approximately $28.3 million of other liabilities. Except for approximately $8.3 million of junior subordinated debentures and associated trust preferred securities (which rank junior in right of payment and upon liquidation to the Notes), all of these liabilities are contractually or structurally senior to the Notes.

CUSIP/ISIN:	07272M AA5/US07272MAA53

Joint Book-Running Managers:	Janney Montgomery Scott LLC D.A. Davidson & Co.

Co-Manager:	Hovde Group LLC

We expect that delivery of the Notes will be made against payment for the Notes on or about Settlement Date indicated above, which will be the second business day following the trade date of August 6, 2020 (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally will be required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the Notes will initially settle in two business days (T+2), to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement. The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Janney Montgomery Scott LLC toll-free at (877) 344-2657 or emailing prospectus@janney.com or by calling D.A. Davidson & Co. toll-free at (800) 332-5915 or emailing prospectusrequest@dadco.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.